RELEASE OF CLAIMS AND ASSUMPTION OF LIABILITIES

This RELEASE OF CLAIMS AND ASSUMPTION OF LIABILITIES (this "Agreement") is executed effective as of September 29, 2006 (the "*Effective Date*"), by and among **HARRELL HOSPITALITY GROUP, INC.**, a Delaware corporation ("*HHG*") and **Paul L. Barham**, an individual ("*Barham*"), **Clive Russell**, an individual ("*Russell*"), **Geoffrey Dart**, an individual ("*Dart*"), and **Apsley Estates, Ltd**. ("*Apsley*") (collectively, Barham, Russell, Dart and Apsley are called the "*Purchasers*")

P R E M I S E S:

WHEREAS, HHG is the owner of 100% of the issued and outstanding common stock of Hotel Management Group, Inc., a Texas corporation (the "*Company*");

WHEREAS, HHG owes the Purchasers individually various amounts for accrued but unpaid compensation (in the aggregate, the "*Payables*"). Specifically, HHG owes (i) Barham approximately $164,875 for unpaid salary and automobile allowance; (ii) Russell $70,574 for unpaid directors fees and for the principal and accrued interest owing on a loan made from Russell to HHG, (iii) Dart $11,290 for unpaid directors fees, and (iv) Apsley $94,125 for unpaid consulting fees. In addition, HHG has liabilities to certain employees for accrued vacation that total $38,538 (the "*Liabilities*").

WHEREAS, HHG and the Purchasers entered into that certain Stock Purchase Agreement dated August 28, 2006 (the "Stock Purchase Agreement") whereby HHG agreed to sell the stock of the Company to the Purchasers in exchange for cancellation of the Payables, assumption of the Liabilities and for other consideration.

WHEREAS, HHG and the Purchasers desire to set forth their agreements regarding cancellation of the Payables and assumption by the Purchasers of the Liabilities.

A G R E E M E N T:

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchasers and HHG hereby agree as follows:

ARTICLE I

ASSUMPTION OF LIABILITIES

1.01 **ASSUMPTION OF THE LIABILITIES.** Purchasers hereby jointly and severally assume payment of the Liabilities. Specifically, Purchasers additionally agree to indemnify and hold HHG harmless from any loss, cost or expense (including attorneys fees) relating to or arising out of vacation, personal leave or sick leave claims by employees of HHG that accrued through

September 30, 2006, specifically including but not limited to any claims by Paul L. Barham, Jonathan Tripp and Tom Gillespie.

ARTICLE II

<u>RELEASE OF CLAIMS</u>

2.01 **RELEASE BY BARHAM.** Barham hereby releases HHG from payment of any portion of the Payables owing to him. In addition, Barham represents and warrants to HHG that, other than the Payables and the Liabilities and the rights that may accrue to Barham as a shareholder, there are no other fees, salaries, or amounts owed to or claimed by Barham from HHG or its affiliates.

2.02 **RELEASE BY RUSSELL.** Russell hereby releases HHG from payment of any portion of the Payables owing to him. In addition, Russell represents and warrants to HHG that, other than the Payables, there are no other fees, salaries, or amounts owed to or claimed by Russell from HHG or its affiliates.

2.03 **RELEASE BY DART.** Dart hereby releases HHG from payment of any portion of the Payables owing to him. In addition, Dart represents and warrants to HHG that, other than the Payables, there are no other fees, salaries, or amounts owed to or claimed by Dart from HHG or its affiliates.

2.04 **RELEASE BY APSLEY.** Apsley hereby releases HHG from payment of any portion of the Payables owing to it. In addition, Apsley represents and warrants to HHG that, other than the Payables, there are no other fees, salaries, or amounts owed to or claimed by Apsley from HHG or its affiliates.

ARTICLE III

<u>MISCELLANEOUS</u>

3.01 **FURTHER ACTIONS.** From time to time, as and when requested by Purchasers or HHG, HHG or Purchasers shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably necessary to effectuate the transfer, assign and deliver to Purchasers or its permitted assigns the Stock and to consummate and to effect the other transactions expressly required to be performed by HHG and Purchasers hereunder.

3.02 **SURVIVAL OF REPRESENTATIONS AND WARRANTIES.** All representations and warranties contained in this Agreement, any exhibits or schedules hereto or any certificate, agreement or document delivered in connection with the transactions contemplated hereby shall survive the consummation of the transactions contemplated by this Agreement and any investigation on the part of the parties hereto and shall continue in full force and effect indefinitely after the Closing Date.

3.03　**EXPENSES.**　Except as expressly stated to the contrary in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each of the parties hereto shall pay the fees and expenses of its own counsel, accountants or other experts, and all expenses incurred by such party incident to the negotiation, preparation, execution, consummation, and performance of this Agreement and the transactions contemplated hereby.

3.04　**NOTICES.**　All notices, requests and other communications under this Agreement shall be in writing (including a writing delivered by facsimile transmission) and shall be deemed to have been duly given if delivered personally, or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery, or by telecopier, addressed as follows:

(a)　If to HHG:

> Jonathan Tripp
> P.O. Box 260328
> Plano, TX 75026

> With a required copy to:

> Thomas C. Self
> Thomas Cinclair & Beuttenmuller
> 5335 Spring Valley Road
> Dallas, Texas 75254

or at such other address or telecopy number as HHG may have advised Purchasers in writing; and

(b)　If to Purchasers:

> c/o Paul L. Barham
> 1354 Crosstimber Drive
> Southlake, TX 76092

or at such other address or telecopy number as Purchasers may have advised HHG in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof, if delivered by hand, on the third day after the mailing thereof, if mailed, on the next day after the sending thereof, if by overnight courier, and when receipt is acknowledged, if telecopied.

3.05　**BINDING AGREEMENT.**　This Agreement and all of the terms, provisions and covenants contained herein shall apply to, be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns.

3.06　**CHOICE OF LAW.**　This Agreement shall be construed in accordance with the laws of the State of Texas, and shall be specifically performable in Collin County, Texas.

3.07   **INVALID PROVISIONS.** If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or its severance from this Agreement.

3.08   **ENTIRE AGREEMENT.** This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and shall not be varied, amended, or superseded except by written agreement between the parties hereto.

3.09   **THIRD PARTY BENEFICIARIES.** Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assigns any rights or remedies under or by reason of this Agreement.

3.10   **CAPTIONS.** The captions employed in this Agreement are for convenience only and are not intended in any way to limit or amplify the terms and provisions of this Agreement.

3.11   **COUNTERPART EXECUTION.** This Agreement may be executed in counterparts, each of which shall constitute an original, and all which taken together shall constitute an original and all which taken together shall constitute a single agreement.

3.12   **DATE COMPUTATION.** If any date of significance hereunder falls upon a Saturday, Sunday or recognized Federal holiday, such date will be deemed moved forward to the next day which is not a Saturday, Sunday or recognized Federal holiday. The terms "working day" shall mean days elapsed exclusive of Saturday, Sunday or recognized Federal holidays.

3.13   **CONSTRUCTION.** This Agreement is the result of negotiations between the parties, neither of whom has acted under any duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions hereof shall be construed in accordance with their usual and customary meanings. HHG and Purchasers hereby waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose attorney) prepared the executed Agreement or any earlier draft of the same.

3.14   **ASSIGNMENT.** Nothing herein shall be construed to restrict or prohibit the right of either party to assign this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the first day written above.

HHG:

HARRELL HOSPITALITY GROUP, INC.,
    a Delaware corporation

By:_____
    Paul L. Barham,
    Chief Executive Officer

Purchasers:

_____
    PAUL L. BARHAM

_____
    CLIVE RUSSELL

_____
    GEOFFREY DART

APSLEY ESTATES, LTD.,

By:_____